EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Investor Relations: Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Media Relations: Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Board Of Directors Unanimously And Without Reservation Rejects Royalty Pharma's Revised Tender Offer

•	Royalty Pharma (Echo Pharma) revised offer (cash and CVR) continues to grossly undervalue TYSABRI

•	Contingent Value Rights (CVR) fall substantially short of TYSABRI’s value in the event CVR payment triggers are achieved

•	EGM on June 17, 2013 enables shareholders to vote on previously announced strategic transactions

•	Board unanimous in recommending these four transactions

•	The four transactions are additive - across multiple dimensions - to the value of the existing business platform

•	Board and executive management are in full alignment in ensuring all options are systematically explored to maximize the value potential of the business on behalf of its shareholders

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In response to several recent unsolicited enquires, the Company has instructed advisors to assess any or all tangible indications of interest that would reflect a proper valuation of the overall business platform

Dublin, Ireland - June 10, 2013 - Elan Corporation, plc (NYSE: ELN) (Elan or the Company) today announced that its Board of Directors, after careful review and consideration and with the assistance of its executive management team as well as outside financial and legal advisors, has rejected the revised bid from privately held investment firm Royalty Pharma, through its subsidiary Echo Pharma Acquisition Limited (Royalty Pharma), to acquire all of the shares of Elan for $13.00 plus up to an additional $2.50 per share in contingent value rights (CVR). The value gap between the underlying value of Elan plc and the totality of its business platform and the Royalty Pharma/Echo bid remains significant and the $13.00 cash and $2.50 CVR structure continues to be wholly inadequate for Elan shareholders. The circumstances under which the CVR payments would be triggered would result in the higher end of the value range for TYSABRI as detailed by Elan on May 29, 2013.

The Elan Board and executive management remain unanimous in recommending the four previously announced transactions that will be voted on during the upcoming Extraordinary General Meeting (EGM) to be held on June 17, 2013. These transactions, (Theravance royalty participation, addition of AOP Orphan business, divestment of ELND005 asset to Speranza Therapeutics and $200mm share repurchase) would simultaneously improve the P&L, diversify the business and allow Elan to gain exposure to mid-to-late stage pipeline.

In addition to the above activity, the Board of Directors of Elan, in response to several unsolicited corporate enquiries, has instructed its advisors to assess any and all strategic interests in the Company that reflect the intrinsic value of the totality of Elan’s business platform. Both the Board and executive management are aligned in exploring all opportunities that maximize the full value of the company for its shareholders. As stated on May 29, 2013 by Mr. Robert A. Ingram, Chairman of the Board, any credible proposal - in terms of full and fair value - will be considered by the Company. Citigroup will take the lead coordinating these discussions. There can be no assurances that this process will lead to the consummation of a sale transaction.

Elan shareholders are strongly advised to take no action in relation to the Royalty Pharma (Echo) offer. Further, the Elan Board strongly endorses and recommends that the Elan shareholders vote in favor of the four transactions (Theravance, AOP, D0005/Speranza, and $200 million share repurchase) being voted on at its EGM on June 17, 2013.

Elan’s financial advisors are Citigroup, Davy Corporate Finance, Morgan Stanley and Ondra Partners. Its legal advisors are A&L Goodbody and Cadwalader, Wickersham & Taft LLP.

EGM Voting Deadlines
Shareholders are reminded that, in order to vote at Elan's June 17, 2013 EGM, they are required to complete and return the Form of Proxy previously circulated whether or not they intend to be present at the EGM.

Ordinary Shares:
To be valid, Forms of Proxy should be completed and signed in accordance with the instructions printed thereon and returned by post or by hand so as to reach the Registrars, Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, Ireland, as soon as possible and, in any event, by no later than 10.00 a.m. (Irish time) on June 15, 2013. Return of a Form of Proxy will not preclude a holder of Ordinary Shares from attending and voting at the EGM in person.

American Depository Shares (ADSs):
Holders of ADSs wishing to appoint a proxy should complete and sign the Form of Proxy and return it to the Company’s ADS Depositary, Citibank N.A., P.O. Box 43099, Providence, Rhode Island 02940-5000, United States, as soon as possible, but in any event so as to be received no later than 3.00 p.m. (New York time) on June 13, 2013.  Holders of ADSs through a custodian, broker or other agent should refer to the instructions provided by such agent regarding voting procedures.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

 Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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